UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

DANA HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

235825 20 5

(CUSIP Number)

Ms. Susanne Clark

Centerbridge Capital Partners, L.P.

375 Park Avenue

12th Floor

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 235825 20 5

1	Names of reporting persons Centerbridge Capital Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 235825 20 5

1	Names of reporting persons Centerbridge Associates, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 235825 20 5

1	Names of reporting persons Centerbridge GP Investors, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 235825 20 5

1	Names of reporting persons Mark T. Gallogly
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) IN

CUSIP No. 235825 20 5

1	Names of reporting persons Jeffrey Aronson
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) IN

This Amendment No. 3 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the SEC on June 11, 2008 as amended by Amendment No. 1 filed with the SEC on June 28, 2013 and Amendment No. 2 filed with the SEC on July 28, 2013 (together, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The closing of the Repurchase Agreement and the effective time of the Sale occurred on August 2, 2013. Pursuant to the Repurchase Agreement, at the effective time of the Sale, the Issuer repurchased all 2,500,000 shares of Series A Convertible Preferred Stock held by the Reporting Persons for $22.50 per underlying Share, representing an aggregate price of approximately $471.5 million, plus accrued and unpaid dividends.

As a result of the execution of the Sale, the Reporting Persons no longer beneficially own any Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b), (c) and (e) are hereby amended and restated in their entirety as follows:

(a)-(b)

As a result of the execution of the Sale, the Reporting Persons no longer beneficially own any Shares of the Issuer. Shares reported herein do not include an aggregate of 27,534 Shares, 90,065 Shares subject to options exercisable through October 7, 2013 and 6,183 RSUs issued to Mark T. Gallogly and Brandt F. McKee in their capacity as members of the board of directors of the Issuer. The Reporting Persons and Mr. McKee each disclaim beneficial ownership of all such shares.

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transactions in any Shares since July 28, 2013, the date of Amendment No. 2 to this Schedule 13D.

(e) On August 2, 2013, each of the Reporting Persons, ceased to be a beneficial owner of more than 5% of the Issuer’s Shares.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2013

CENTERBRIDGE CAPITAL PARTNERS, L.P.

By:	Centerbridge Associates, L.P., its General Partner

By:	Centerbridge GP Investors, LLC, its General Partner

By:	/s/ Jeffrey A. Gelfand
Name:	Jeffrey A. Gelfand
Title:	Authorized Person

CENTERBRIDGE ASSOCIATES, L.P.

By:	Centerbridge GP Investors, LLC, its General Partner

By:	/s/ Jeffrey A. Gelfand
Name:	Jeffrey A. Gelfand
Title:	Authorized Person

CENTERBRIDGE GP INVESTORS, LLC

By:	/s/ Jeffrey A. Gelfand
Name:	Jeffrey A. Gelfand
Title:	Authorized Person

/s/ Mark T. Gallogly
MARK T. GALLOGLY

/s/ Jeffrey Aronson
JEFFREY ARONSON